Correspondence

VIA EDGAR

January 27, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Claudia Rios Kevin Dougherty

Re:	China Natural Resources, Inc. Post-Effective Amendment No. 1 to Form F-1 Filed December 31, 2024 File No. 333-278037

Ladies and Gentlemen,

On behalf of China Natural Resources Inc. (the “Company”), we are hereby submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated January 14, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Post-Effective Amendment No. 1 to Form F-1 (“Post-Effective Amendment No. 1”) filed on December 31, 2024. Concurrently with the submission of this letter, the Company is filing Post-Effective Amendment No. 2 to Form F-1 (“Post-Effective Amendment No. 2”) via EDGAR to the Commission. The Company expects to file acceleration requests to have the registration statement declared effective as soon as the outstanding comments are resolved.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form F-1.

Post-Effective Amendment No.1 to Form F-1

Compensation

1.	Please revise your registration statement to include executive compensation disclosure for the fiscal year ended December 31, 2024. Refer to Part I, Item 4.a of Form F-1 and Part I, Item 6.B of Form 20-F:

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company has revised its disclosure on page 96 of the Post-Effective Amendment No. 2 to Form F-1.

General

2.	We note that in your Forms 6-Ks filed on July 12, 2024 and January 6, 2025 you disclose that you received a notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to its rules for continued listing. Please revise the Summary to describe this notice and include disclosure in the Risk Factor section describing the risks related to this notice and the risks of a potential delisting.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 10, and 41 of Post-Effective Amendment No. 2 to Form F-1.

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Please contact the undersigned at +8610-5680-3969 or via email at rchang@gunder.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Richard J. Chang

Richard J. Chang, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc: Youyi ZHU, Chief Financial Officer, China Natural Resources Inc.